EX-d.10

                                        JACKSON NATIONAL LIFE [GRAPHIC OMITTED]
                                            INSURANCE COMPANY
                                              A STOCK COMPANY

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                   LOAN AND REDUCED PAID-UP OPTION ENDORSEMENT

THIS ENDORSEMENT IS MADE A PART OF THE POLICY TO WHICH IT IS ATTACHED AND IS EFFECTIVE ON THE ISSUE DATE. TO THE EXTENT ANY PROVISIONS CONTAINED IN THIS ENDORSEMENT ARE CONTRARY TO OR INCONSISTENT WITH THOSE OF THE POLICY TO WHICH IT IS ATTACHED, THE PROVISIONS OF THIS ENDORSEMENT WILL CONTROL. THE BENEFITS DESCRIBED IN THIS ENDORSEMENT WILL CEASE UPON TERMINATION OF THE POLICY. THE POLICY IS AMENDED AS FOLLOWS:

1. The LOAN INTEREST CHARGED section on POLICY DATA PAGE 3E is deleted and replaced with the following:

"LOAN INTEREST CHARGED:  [4.00]% in Policy Years [1-10] and [3.00]% thereafter."

2. The GENERAL PROVISIONS section is amended by the addition of the following:

"REDUCED PAID-UP INSURANCE. If, after your twentieth policy year, you elect not to pay any further premium payments and your Net Policy Value is at least $3,000, you may elect to purchase reduced paid-up insurance. Under this option, the death benefit is determined by applying the Net Policy Value as a net single premium at the Insured's Attained Age and gender. The reduced paid-up insurance has a Policy Value based on credited interest of at least the Fixed Account Minimum Interest Rate and monthly Cost of Insurance deductions based on the death benefit under this option and the Commissioner's 1980 Standard Ordinary Age Nearest Birthday Mortality Table, male or female.

Loans are not allowed and partial surrenders reduce the death benefit and Policy Value under this option."

3. The POLICY LOAN PROVISIONS section is amended by the deletion of the following:

"STANDARD LOAN. Any Policy loan taken prior to the tenth Policy Anniversary. After the tenth Policy Anniversary the standard loan will be the portion of the loan in excess of the preferred loan.

PREFERRED LOAN. A preferred loan is available after the tenth Policy Anniversary. The total amount available for a preferred loan is the Policy Value in excess of total Premiums paid into the Policy. Loan amounts in excess of the amount available for the preferred loan will be treated as a standard loan. On each Policy Anniversary after the tenth anniversary, the total amount that may be classified as a preferred loan is recalculated. The portion of the loan that is less than or equal to this amount is classified as a preferred loan."

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4. The POLICY LOAN PROVISIONS section is amended by the deletion of the following sentence in the LOAN REPAYMENT subsection:

"Loan repayments are applied first to standard loans."


                                SIGNED FOR THE
                                JACKSON NATIONAL LIFE INSURANCE COMPANY

                                /s/ Clark P. Manning, Jr.

                                PRESIDENT AND CHIEF EXECUTIVE OFFICER

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